SCHEDULE 13G

Amendment No. 1
Ethan Allen Interiors Inc.
Class A Common Stock
Cusip # 297602104
Filing Fee:  No

Cusip # 297602104
Item 1: Reporting Person - General American Investors Company, Inc. - (Tax ID: 13-5098450)
Item 2:           Check the Appropriate Box if a Member of a Group
                  (a)[ ]
                  (b)[X]
Item 4:           Delaware
Item 5:           268,500
Item 6:            90,582
Item 7:           298,300
Item 8:            90,582
Item 9:           388,882
Item 11:          less than 5%
Item 12:          IV and IA

SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

Item 1(a).          Name of Issuer:

          Ethan Allen Interiors Inc.

Item 1(b).          Address of Issuer's Principal Executive Offices:

          Ethan Allen Drive
          Danbury, CT  06801

Item 2(a).          Name of Person Filing:

          General American Investors Company, Inc.

Item 2(b).          Address or Principal Business Office or, if none, Residence:

          450 Lexington Avenue
          New York, NY  10017

Item 2(c).          Citizenship:

          Delaware Corporation

Item 2(d).          Title of Class of Securities:

          Class A Common Stock, $.01 Par Value

Item 2(e).          CUSIP Number:

          297602104

Item 3. This statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), and the person filing is an: Investment Company registered under section 8 of the Investment Company Act of 1940, Investment Adviser registered under section 203 of the Investment Advisers Act of 1940 and a Group, in accordance with Section 240.13d-1(b)(1)(ii)(H).

Item 4(a).          Amount Beneficially Owned:

          388,882

Item 4(b).          Percent of Class:

          less than 5%

Item 4(c).          Number of shares as to which such person has:

         (i)       sole power to vote or to direct the vote
                         268,500
         (ii)      shares power to vote or to direct the vote
                          90,582
         (iii)     sole power to dispose or to direct the disposition of
                         298,300
         (iv)      shared power to dispose or to direct the disposition of
                          90,582

Item 5.             Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.             Ownership of More than Five Percent on Behalf of Another
                    Person.

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the
                    Parent Holding Company.

          Not Applicable.

Item 8.             Identification and Classification of Members of the Group.

          See Exhibit I.

Item 9.             Notice of Dissolution of Group.

          Not Applicable.

Item 10.            Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         February 9, 1996
Date


         /s/Eugene L. DeStaebler, Jr.
Signature



         Eugene L. DeStaebler, Jr.
         Vice-President, Administration
Name/Title


SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

Exhibit I.          Response to Item 8

         This schedule has been filed pursuant to Rule 13d- 1(b)(1)(ii)(H) as indicated under Item 3(h). The identity and Item 3 classification of the member of the group is as follows:

         General American Advisers, Inc.
         Item 3 classification is (e)